FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on November 14, 2011.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

Dated: November 14, 2011

3

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR THIRD QUARTER 2011

NASSAU, Bahamas, November 14, 2011 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 and subsequent events highlights:

•	Recorded third quarter 2011 revenues of $80.0 million;

•	Recorded adjusted consolidated EBITDA of $13.3 million in the third quarter of 2011;1

•	Recorded adjusted consolidated EBITDA of $37.9 million in the first nine months of 2011;

•	River segment EBITDA increased 34% and Offshore Supply segment EBITDA increased 24%, each in the third quarter of 2011 compared with the same period of 2010;

•
Reported net income for the third quarter of 2011 of $2.3 million and net income per share of $0.08 which includes the effect of a $5.2 million gain for deferred taxes on an unrealized foreign exchange loss on U.S. dollar- denominated debt of our Brazilian subsidiary in our Offshore Supply Business 2. Excluding the effect of this gain, the adjusted net loss and adjusted net loss per share are $(2.9) million and $(0.10) per share, respectively.

•	On October 24, 2011, our Board of Directors approved a share repurchase program for up to a total of $20.0 million of the Company's common stock through April 30, 2012.

___________________________
1  For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2  For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We are satisfied with the progress of the implementation of our long term plans during this quarter. As we had announced, 2011 has been a transition year where the Company, having moved away in 2009 and 2010 from Capesizes operating internationally, has focused on growing its River and Offshore fleets and starting a new feeder container operation which opens the door to our future development in logistical services in South America."

Mr. Menéndez continued, "In the quarter, our River operation showed 34% higher EBITDA than in the same period of last year. Similarly, our Offshore Business grew its EBITDA by 24% this quarter. Our new automated barge building facility has increased its productivity and we are on target on our unit production cost."

Mr. Menéndez concluded, "Our Ocean Business, while maintaining the historical contribution of our Product Tankers, has almost tripled its volumes from last year in our new feeder container service. We believe that the Company through its investments in the three business segments it operates in is very well positioned for the future."

Overview of Financial Results

Total revenues for the third quarter 2011 were $80.0 million, as compared with $58.6 million in the same period of 2010.

Adjusted EBITDA for the third quarter 2011 was $13.3 million, as compared with $14.0 million, in the same period of 2010. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Reported net income for the third quarter of 2011 of $2.3 million and net income per share of $0.08 (including the effect of a $5.2 million gain for deferred taxes on an unrealized foreign exchange loss on U.S. dollar- denominated debt of our Brazilian subsidiary in our Offshore Supply Business) as compared to net loss of $(7.0) million or $(0.24) per share during the same period of 2010. Excluding the effect of this gain, the adjusted net loss and adjusted net loss per share for the third quarter of 2011 are $(2.9) million and $(0.10) per share, respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "During a time in which we have successfully implemented our growth strategy we have maintained a strong financial position. We have a well-structured debt profile having financed our assets with long term debt and we have a fully funded Capex program for new assets that are being delivered each quarter."

Business Segment Highlights

River

The River Business experienced a 33% increase in the volume of cargo transported in the third quarter of 2011 as compared with the same period of 2010. As anticipated a substantial part of the volumes lost in the second quarter as a consequence of the blockage of the High Paraná river in May and June have been recovered this quarter.

Third quarter 2011 River segment adjusted EBITDA was $8.3 million versus $6.2 million in the same period of 2010, equivalent to an increase of 34%. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

In its latest report issued on November 7, 2011, the USDA estimates that the soybean crop in Paraguay will have increased to 8.3 million tons in 2011, a growth of 15.3% year on year. The increase reflects a 10-year compounded annual growth rate (CAGR) of approximately 9% in Paraguay's soybean production and seeded areas. For the 2012 crop, the USDA is expecting a 6% increase in the seeded area to 3 million hectares.  The steady growth represents an important demand driver for Ultrapetrol's River Business. The Company is adding capacity and implementing various margin-expansion initiatives to profitably capitalize on the growing demand.

The Company's barge building shipyard, which is the most modern in South America, has been in operation since the first quarter of 2010. We believe this shipyard will allow the Company to meet the incremental demand growth resulting from the projected increases in volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet within the next 5 years.  The Company also builds jumbo barges for third parties in its Punta Alvear Yard. The Company has successfully continued the re-engining and re-powering program that aims to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming. The first one started operations on May 22, 2010, the second one was completed at the end of 2010 and the third one re-entered into operations on November 5, 2011. The next pushboat in the program is expected to be delivered before the end of 2011. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business, we operated seven vessels in the third quarter of 2011, and repositioned our UP Jasper from China to the North Sea, after her delivery on June 10, 2011. The adjusted EBITDA generated by the Offshore Supply segment during the third quarter of 2011 was $5.6 million, or 24% higher than the $4.5 million generated in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 38% period on period. This increase was primarily attributable to the operation of our UP Turquoise for the full quarter and a 10-day spot operation for the UP Jasper while repositioning from China to the North Sea. In addition, the third quarter of 2010 was impacted by the scheduled drydocking of the UP Esmeralda.

As planned, Ultrapetrol will continue the construction of the four remaining PSVs that will be added to the fleet, currently being built in India. We expect to take delivery of the first PSV during the first quarter of 2012.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans, while the activity in the North Sea has increased. In addition, Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling. The Company's building program in India is expected to add four new vessels to the Offshore fleet in 2012, thus growing our capacity by approximately 47%.

Ocean

The Ocean segment generated adjusted EBITDA of $2.0 million in the third quarter of 2011 as compared to adjusted EBITDA of $2.5 million in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 29% increase in revenues from $13.5 million to $17.4 million is mainly attributable to two factors: 1) the operation of M.V. Argentino for the full third quarter of 2011, which was delivered in January 2011; and 2) the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs. These effects were partly offset by the sales of some of our Capesize vessels which showed a significant contribution to our revenues until the final sale of Princess Katherine in September 2010.

The Company operated a total of four vessels in its Product Tanker fleet in the third quarter of 2011 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

After the positioning of the M.V. Argentino in January 2011, we successfully employed our two container feeder vessels, M.V. Asturiano and M.V. Argentino for the full third quarter at better than anticipated utilization rates.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Tuesday, November 15, 2011, at 09:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-877-917-8926 (toll-free U.S.) or +1-210-234-0049 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-925-0850 (toll-free U.S.) or +1-402-998-1599 (outside of the U.S.); passcode: 151111. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of September 30, 2011 and our audited consolidated balance sheet as of December 31, 2010:

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2011 (Unaudited)	At December 31, 2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$27,344	$105,570
Restricted cash	1,665	1,661
Accounts receivable, net of allowance for doubtful accounts of $302 and $555 in 2011 and 2010, respectively	37,343	24,675
Operating supplies	4,853	3,176
Prepaid expenses	7,599	3,643
Other receivables	30,271	24,153
Other current assets	101	117
Total current assets	109,176	162,995
NONCURRENT ASSETS

Other receivables	8,720	5,796
Restricted cash	1,183	1,183
Vessels and equipment, net	669,150	612,696
Dry dock	5,139	5,688
Investment in affiliates and receivables from 50% owned companies	6,881	6,824
Intangible assets	1,020	1,151
Goodwill	5,015	5,015
Other assets	11,791	13,145
Deferred income tax assets	7,093	9,304
Total noncurrent assets	715,992	660,802
Total assets	$825,168	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$28,665	$24,054
Accrued interest	7,788	2,278
Current portion of long-term financial debt	28,411	27,586
Other current liabilities	6,218	10,759
Total current liabilities	71,082	64,677
NONCURRENT LIABILITIES

Long-term financial debt	483,611	471,793
Deferred income tax liabilities	12,314	16,142
Other liabilities	2,001	2,391
Total noncurrent liabilities	497,926	490,326
Total liabilities	569,008	555,003

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 30,011,628 and 29,943,653 shares outstanding in 2011 and 2010, respectively	339	338
Additional paid-in capital	272,103	271,224
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings (deficit)	(365)	11,986
Accumulated other comprehensive income (loss)	(2,240)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders equity	250,349	263,463

Noncontrolling interest	5,811	5,331
Total equity	256,160	268,794
Total liabilities and equity	$825,168	$823,797

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars(1):

	Third quarter ended September 30,		Nine months ended September 30,
($000's)	2011	2010	2011	2010	Percent Change
Revenues
Attributable to River Business	$43,707	$31,365	$113,518	$89,899	26%
Attributable to Offshore Supply Business	18,967	13,737	46,634	39,385	18%
Attributable to Ocean Business	17,364	13,507	48,179	44,162	9%
Total revenues	80,038	58,609	208,331	173,446	20%

Voyage expenses
Attributable to River Business	(20,561)	(11,868)	(52,678)	(33,496)	57%
Attributable to Offshore Supply Business	(1,022)	(984)	(2,713)	(2,764)	-2%
Attributable to Ocean Business	(5,524)	(3,457)	(15,000)	(8,280)	81%
Total voyage expenses	(27,107)	(16,309)	(70,391)	(44,540)	58%

Running costs
Attributable to River Business	(11,171)	(9,639)	(30,977)	(24,469)	27%
Attributable to Offshore Supply Business	(10,704)	(6,149)	(25,740)	(18,361)	40%
Attributable to Ocean Business	(7,846)	(7,608)	(22,527)	(21,889)	3%
Total running costs	(29,721)	(23,396)	(79,244)	(64,719)	22%

Amortization of dry dock & intangible assets	(1,008)	(1,346)	(3,109)	(3,259)	-5%
Depreciation of vessels and equipment	(9,582)	(7,225)	(26,058)	(22,256)	17%
Administrative and commercial expenses	(7,117)	(7,257)	(20,987)	(20,192)	4%
Other operating income (expense), net	605	(216)	3,517	297	1084%

Operating profit	6,108	2,860	12,059	18,777	-36%

Financial expense and other financial expenses	(11,736)	(5,964)	(28,499)	(20,932)	36%
Financial income	63	89	308	292	5%
(Loss) Gains on derivatives, net	(10)	901	(15)	10,270
Investment in affiliates	(317)	(86)	(728)	(241)	202%
Other, net	(130)	(225)	(465)	(676)	-31%
Total other operating expenses	(12,130)	(5,285)	(29,399)	(11,287)	160%

(Loss) income from continuing operations before income taxes	(6,022)	(2,425)	(17,340)	7,490

Income taxes benefit (expense)	8,740	(4,498)	5,469	(5,140)
Net income attributable to non-controlling interest in subsidiaries	424	55	480	328	46%

Net income (loss) from continuing operations attributable to Ultrapetrol (Bahamas) Ltd.	$2,294	$(6,978)	$(12,351)	$2,022

Loss from discontinued operations	-	-	-	(515)

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$2,294	$(6,978)	$(12,351)	$1,507

(1)  Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

The following table contains our unaudited statements of cash flows for the nine month periods end September 30, 2011 and 2010:

(Stated in thousands of U.S. dollars)
	For the nine-month periods ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(11,871)	$1,835

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Loss from discontinued operations	-	515
Depreciation of vessels and equipment	26,058	22,256
Amortization of dry docking	2,978	2,997
Expenditure for dry docking	(2,429)	(7,643)
Gain on derivatives, net	-	(10,270)
Amortization of intangible assets	131	262
Gain on sale of vessels, net	-	(724)
Share-based compensation	880	1,050
Debt issuance expense amortization	1,629	1,328
Net loss from investment in affiliates	728	241
Allowance for doubtful accounts	284	378

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(12,876)	(8,896)
Other receivables, operating supplies and prepaid expenses	(12,979)	(463)
Other	(528)	1,543
Increase (decrease) in liabilities:
Accounts payable	4,954	7,388
Other	(4,422)	7,364
Net cash (used in) provided by operating activities from continuing operations	(7,463)	19,161

Net cash (used in) operating activities from discontinued operations	-	(1,959)
Total cash flows (used in) provided by operating activities	(7,463)	17,202

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(82,966)	(68,214)
Proceeds from disposal of assets, net	-	36,584
Cash settlement of FFA	-	5,834
Other	-	41
Net cash (used in) investing activities from continuing operations	(82,966)	(25,755)

Net cash provided by investing activities from discontinued operations	-	1,950
Total cash flows (used in) investing activities	(82,966)	(23,805)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(9,757)	(8,400)
Early repayments of long-term financial debt	(15,000)	-
Proceeds from long-term financial debt	37,400	-
Other	(440)	(790)
Net cash provided by (used in) financing activities from continuing operations	12,203	(9,190)
Net (decrease) in cash and cash equivalents	(78,226)	(15,793)

Cash and cash equivalents at the beginning of year (including $304 and $304 related to discontinued operations)	$105,570	$53,201
Cash and cash equivalents at the end of period (including $289 and $294 related to discontinued operations)	$27,344	$37,408

Supplemental information:

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2011, and 2010:

	Nine Months Ended September 30,
$ (000)	2011	2010
Total cash flows (used in) provided by operating activities	(7,463)	17,202
Total cash flows (used in) investing activities	(82,966)	(23,805)
Total cash flows provided by (used in) financing activities	12,203	(9,190)

Net cash (used in) provided by operating activities from continuing operations	$(7,463)	$19,161
Net cash (used in) operating activities from discontinued operations	--	(1,959)
Total cash flows (used in) provided by operating activities	(7,463)	17,202

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	25,866	(6,936)
Expenditure for dry docking	2,429	7,643
Income taxes	(5,469)	5,140
Financial expenses	26,541	19,122
Gain on disposal of assets	--	724
Net (loss) attributable to non-controlling interest	(480)	(328)
Adjustment attributable to UP Offshore declassification (1)	--	(15,933)
(Loss) gains on derivatives, net	(15)	10,270
Other adjustments	(3,521)	(2,997)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	--	1,444
Financial expenses	--	5

EBITDA as defined in the Notes due 2014 from continuing operations	$37,888	$35,866
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$(510)
Consolidated EBITDA as defined in the Notes due 2014	$37,888	$35,356

Plus
Adjustment attributable to UP Offshore declassification	$--	$15,933
Adjusted Consolidated EBITDA	$37,888	$51,289

(1)   As of September 30, 2009, our Board declassified UP Offshore (Bahamas) Ltd. as a restricted subsidiary under the terms of the Indenture. Subsequently, on December   3, 2010, UP Offshore (Bahamas) Ltd. was reclassified as a restricted subsidiary under the terms of the Indenture.

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the three-months ended September 30, 2011 and 2010, with and without discontinued operations (on a net of tax basis):

($000's)	3Q 11 Incl. Disc. Op.	3Q 10 Incl. Disc. Op.	% Change	3Q 11 Excl. Disc. Op.	3Q 10 Excl. Disc. Op.	% Change

Revenues	$80,038	$58,609	37%	$80,038	$58,609	37%

Adjusted EBITDA	$13,317	$14,045	-5%	$13,317	$14,045	-5%

Net income (loss) as reported	$2,294	$(6,978)		$2,294	$(6,978)
EPS as reported	$0.08	$(0.24)		$0.08	$(0.24)

Adjustments to net Income as reported

Realized net gains on FFAs	-	1,250		-	1,250
Income tax on Exchange Variance Provision (1)	(5,194)	1,956		(5,194)	1,956
Income tax litigation one time event	-	1,294		-	1,294

Adjusted Net Income	$(2,900)	$(2,478)	17%	$(2,900)	$(2,478)	17%
Adjusted EPS (In $)	$(0.10)	$(0.08)	25%	$(0.10)	$(0.08)	25%

(1)  Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2011:

	Third quarter ended September 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$3,069	$3,542	$(503)	$6,108
Depreciation and amortization	5,707	2,467	2,416	10,590
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(280)	(424)	(37)	(741)
Net (loss) on derivatives	-	(10)	-	(10)
Other, net	(245)	-	115	(130)

Segment Adjusted EBITDA	$8,251	$5,575	$1,991	$15,817

Items not included in Segment Adjusted EBITDA
Financial income				63
Other financial expenses				(2,563)

Adjusted Consolidated EBITDA from continuing operations				$13,317
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$13,317

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2011:

	Nine months ended September 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$6,937	$7,504	$(2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
Net (loss) on derivatives	-	(15)	-	(15)
Other, net	(616)	3	148	(465)

Segment Adjusted EBITDA	$20,892	$13,862	$4,784	$39,538

Items not included in Segment Adjusted EBITDA
Financial income				308
Other financial income				(1,958)

Adjusted Consolidated EBITDA from continuing operations				$37,888
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$37,888

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2010:

	Third quarter ended September 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,253	$2,664	$(2,057)	$2,860
Depreciation and amortization	4,325	1,896	2,350	8,571
Investment in affiliates / Net (loss) income attributable to non-controlling interest in subsidiaries	(88)	(55)	2	(141)
Net gains on derivatives	-	-	901	901
Realized net gain of FFAs			1,250	1,250
Other net	(317)	-	92	(225)

Segment Adjusted EBITDA	$6,173	$4,505	$2,538	$13,216

Items not included in Segment Adjusted EBITDA

Financial income				89
Other financial expenses				740

Adjusted Consolidated EBITDA from continuing operations				$14,045
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$14,045

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2010:

	Nine months ended September 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$10,685	$7,908	$184	$18,777
Depreciation and amortization	12,602	5,256	7,657	25,515
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(220)	(328)	(21)	(569)
Net gains on derivatives	-	-	10,270	10,270
Other net	(762)	3	83	(676)

Segment Adjusted EBITDA	$22,305	$12,839	$18,173	$53,317

Items not included in Segment Adjusted EBITDA
Financial income				292
Other financial expenses				(1,810)

Adjusted Consolidated EBITDA from continuing operations				$51,799
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$51,289